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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                         13d-1(a) AND AMENDMENTS THERETO FILED
                               PURSUANT TO RULE 13D-2(a)
                                (AMENDMENT NO. __)(1)

                             Big Entertainment, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    089144109
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                                 (CUSIP Number)

                                William A. Niese
The Times Mirror Company, 230 West First Street, Los Angeles, California 90012
                                 (213) 237-3700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 1999
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             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following [ ].

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

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        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 089144109               13D                  Page 2 of 6 Pages
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Times Mirror Company
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS*
        SC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                 [ ]
        N/A
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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             7     SOLE VOTING POWER
                   2,300,075
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NUMBER OF    8     SHARED VOTING POWER
  SHARES           0
BENEFICIALLY -------------------------------------------------------------------
 OWNED BY    9     SOLE DISPOSITIVE POWER
  EACH             2,300,075
REPORTING    -------------------------------------------------------------------
 PERSON      10    SHARED DISPOSITIVE POWER
  WITH             0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,300,075
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        N/A                                                                [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.81%
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14      TYPE OF REPORTING PERSON*
        CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 089144109               13D                  Page 3 of 6 Pages
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Item 1.        Security and Issuer.

               This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Big Entertainment, Inc., a Florida corporation ("Parent"). The principal executive offices of Parent are located at 2255 Glades Road, Suite 237 West, Boca Raton, Florida 33431.

Item 2.        Identity and Background.

               This Schedule 13D is being filed by The Times Mirror Company, a Delaware corporation ("TMC").

               The principal business of TMC is the publication of the Los Angeles Times, Newsday, The Baltimore Sun, The Hartford Courant, The Morning Call, The (Stamford) Advocate and Greenwich Time; a wide array of professional information for the aviation, training and health improvement markets, and consumer magazines.

               The principal business and office address of TMC is 220 West First Street, Los Angeles, California 90012.

               During the last five years, TMC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On January 10, 1999, TMC, Hollywood Online Inc., a California corporation and a wholly-owned subsidiary of TMC ("HOL"), Parent and Big Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub") entered into an Agreement and Plan of Merger providing for the merger (the "Merger") of Sub with and into HOL, and the issuance to TMC of 2,300,075 shares of Common Stock (the "Shares") of Parent. The Merger was consummated on May 20, 1999. Upon the consummation of the Merger, HOL was the surviving corporation.

Item 4.        Purpose of Transaction.

               TMC acquired the 2,300,075 shares of Common Stock of Parent as a result of the Merger as described in Item 3 above.

               Other than as described above in connection with the Merger, TMC has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

Item 5.        Interest in Securities of the Issuer.

               (a) TMC beneficially owns 2,300,075 shares of Common Stock of Parent, which represents 16.81% of the issued and outstanding shares of Common Stock of Parent (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by Parent).

               (b) By virtue of the fact that TMC and Parent have entered into the Shareholder Agreement as described in Item 6 herein, TMC and Parent could be construed as sharing voting and/or dispositive power over the Shares.

               (c) TMC acquired the 2,300,075 shares of Common Stock of Parent as a result of the Merger as more fully described in Item 3 above.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.



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CUSIP No. 089144109               13D                  Page 4 of 6 Pages
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               (e) Not applicable.



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CUSIP No. 089144109               13D                  Page 5 of 6 Pages
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Item 6.          Contracts, Arrangements, Understandings or Relationships With
                 Respect to Securities of the Issuer.

                 Shareholder Agreement. TMC and Parent are parties to that certain Shareholder Agreement, dated as of January 10, 1999 (the "Shareholder Agreement"). The terms of the Shareholder Agreement provide for, among other items, certain voting requirements and certain transfer restrictions.

               Pursuant to the Shareholder Agreement, as long as TMC owns at least 5% of the voting power of Parent, TMC shall be entitled to designate one director as a nominee for election to the Board of Directors of Parent. In addition, if at any time when TMC owns at least 5% of the voting power of the issued and outstanding shares of Parent, the total number of Parent's Board of Directors is increased to ten, TMC shall be entitled to designate an additional director as nominee for election to the Board of Directors. Parent shall solicit proxies for, and recommend that its shareholders vote in favor of, each of TMC's nominees to the Board of Directors. In addition, with respect to the election of directors of the Company, for a period of three years after the date of the Shareholder Agreement, TMC shall vote all of the Shares in the manner recommended by the Board of Directors.

               Pursuant to the Shareholder Agreement, TMC is also subject to certain transfer restrictions, Parent's right of first refusal and Parent's right of first offer with respect to the Shares. The foregoing summary of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

               Registration Rights Agreement. TMC and Parent are parties to that certain Registration Rights Agreement, dated as of May 20, 1999 (the "Registration Rights Agreement"). Under the Registration Rights Agreement, if TMC requests that Parent register at least 20% of the Shares in an underwritten offering, then Parent is required to register such shares under the Securities Act of 1933, as amended (the "Act") as expeditiously as practicable. TMC has four such demand registration rights.

               Parent will bear all expenses incident to any registration effected pursuant to the Registration Rights Agreement, including the fees and expenses of a single counsel retained by TMC; however, TMC will be responsible for the underwriting discounts and commissions in connection with any of the Shares sold by TMC. TMC will be entitled to customary indemnification from Parent against certain liabilities, including liabilities under the Act.

               In addition, the Registration Rights Agreement grants TMC a "piggyback" registration right to include its Shares on a pro rata basis in any registration effected for the account of Parent or any other person. All fees, costs and expenses of such registration (other than underwriting discounts and commissions) will be borne by Parent. TMC will be entitled to customary indemnification from Parent against certain liabilities, including liabilities under the Act.

               The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as an exhibit hereto and incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.

               (a) Agreement and Plan of Merger, dated of January 10, 1999, by and among The Times Mirror Company, Hollywood Online Inc., Big Entertainment, Inc. and Big Acquisition Corp.

               (b) Letter Agreement dated May 14, 1999, by and among The Times Mirror Company, hollywood.com, Inc. (formerly Hollywood Online Inc.) and Big Entertainment, Inc., amending certain provisions of the Agreement and Plan of Merger described in Item 7(a).

               (c) Shareholder Agreement, dated as of January 10, 1999, by and between Big Entertainment, Inc. and The Times Mirror Company.

               (d) Registration Rights Agreement, dated as of May 20, 1999, by and between Big Entertainment, Inc. and The Times Mirror Company.



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CUSIP No. 089144109                  13D              Page 6 of 6 Pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE TIMES MIRROR COMPANY




By:     /s/ Thomas Unterman                       August 6, 1999
   ---------------------------------
            Thomas Unterman


Title:  Executive Vice President and
      ------------------------------
        Chief Financial Officer